Exhibit 99.1

Adagene Unveils Preclinical Data from Two Transformative Antibody Programs at Upcoming American Society of Hematology (ASH) Annual Meeting

- Presentations demonstrate compelling preclinical differentiation of an anti-CD47 antibody and a CD20xCD3 bispecific T-cell engager, both leveraging SAFEbody™ technology –

- Both candidates designed to overcome development challenges of two promising immuno-oncology targets -

SAN DIEGO and SUZHOU, China, November 4, 2021 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based immunotherapies, today announced publication of two abstracts featuring preclinical data from its expanding pipeline in advance of the 63rd ASH Annual Meeting & Exposition.

The preclinical results show compelling differentiation of ADG153, an anti-CD47 SAFEbody and ADG152, a CD20xCD3 POWERbody™ integrating the company’s proprietary bispecific T-cell engager (TCE) platform with SAFEbody masking technology. The full abstracts will be available on the ASH Annual Meeting and Exposition website in anticipation of poster presentations at the hybrid meeting being held virtually and in Atlanta, Georgia from December 11-14, 2021.

Details for the poster presentations during ASH 2021 include:

•	Title: ADG153, an Anti-CD47 Monoclonal Antibody Prodrug, Has Strong In Vivo Anti-Tumor Activity, Minimal RBC-Related and Antigen Sink Liabilities, and Extended Half Life in Comparison with Benchmark Clinical Antibodies of the Same IgG Subclass

Publication Number: 3342

Date: Monday, December 13, 2021

Poster Session III: 9:00 a.m. – 8:00 p.m. ET

Location & Time (for in-person participants): Hall B5 from 6:00 p.m. – 8:00 p.m. ET

•	Title: ADG152, a Novel CD20xCD3 T Cell Engager Prodrug with Enhanced Therapeutic Index, Demonstrates Strong Anti-Tumor Activity with Improved Safety

Publication Number: 1204

Date: Saturday, December 11, 2021

Poster Session I: 9:00 a.m. – 7:30 p.m. ET

Location & Time (for in-person participants): Hall B5 from 5:30 p.m. – 7:30 p.m. ET

“We are excited to share the first preclinical results from our ongoing evaluation of ADG152 and ADG153, which are two novel programs emerging from our deep, broad, and differentiated pipeline,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer and Chairman of Adagene. “The known challenges of targeting CD47 — specifically, the need for a Fc dependent efficacious antibody without triggering on-target off tumor liabilities, including binding to red blood cells or showing significant antigen sink in healthy cells — and those of bispecific CD3 TCEs — a clinically validated, powerful modality with cytokine release syndrome limiting their utility — are the ideal problems for our AI-powered platform and antibody engineering teams to overcome in a tailor-made manner.”

Dr. Luo continued, “We look forward to presenting more detailed results during the ASH sessions, including new data from our ADG153 program, with one of the first ever anti-CD47 antibodies of the IgG1 isotype on track for clinical development. Additionally, ADG152 is the first novel bispecific TCE that incorporates our SAFEbody anti-CD3 antibody which has a low binding affinity and demonstrates strong anti-tumor activity while maintaining an impressive control of cytokine release in vivo, an outstanding issue facing many TCEs in clinical development. We are extremely encouraged by the data supporting differentiation of these candidates, which collectively showcase how we are on the forefront of antibody discovery and development to address patient needs.”

The preclinical findings also reflect the advantages of the company’s AI-driven antibody discovery and development platform, which integrates the dynamic properties of antibody-based therapeutics into structure and design. Specifically, by targeting novel epitopes and introducing conditionally-activated masking technology, Adagene develops antibody candidates with tailor-made safety and efficacy profiles. When applied to powerful antibody-based modalities such as bispecific TCEs and antibody-drug conjugates, these therapeutic candidates are designed to reach beyond the therapeutic potency of traditional monospecific antibodies, while maintaining patient safety. These transformative technologies are known as NEObody™, SAFEbody™ and POWERbody™.

Both ADG152 and ADG153 are potential Investigational New Drug candidates from Adagene’s growing portfolio of preclinical discovery programs, five of which are in IND-enabling studies.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody™, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding ADG152 and ADG153 preclinical studies, the potential implications of preclinical findings of ADG152 and ADG153, and Adagene’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of Adagene pipeline candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Internal Contact:

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com

External Contact:

Bruce Mackle
LifeSci Advisors
646-889-1200
bmackle@lifesciadvisors.com